SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

StoneMor Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

86183Q100
(CUSIP Number)

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

(212) 356-6137

With a copy to:

Stuart D. Freedman, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Axar Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,748,435
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,748,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,748,435
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Axar GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,748,435
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,748,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,748,435
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Andrew Axelrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,748,435
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,738,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,748,435
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 4	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 9, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 1, 2018 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 28, 2018 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 29, 2018 ("Amendment No. 3," and Amendment No. 4 filed with the SEC on February 5, 2019 ("Amendment No. 4," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") with respect to the Common Units Representing Limited Partnership Interests (the "Common Units"), of StoneMor Partners L.P., a Delaware limited partnership (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 3, 4, 5(a)-(c), 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Units reported herein were derived from general working capital of the Axar Vehicles. A total of approximately $51,449,176 was paid to acquire the Common Units reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 30, 2019, the Axar Entities entered into a Second Amendment to the VSA (the "VSA Second Amendment") with the ACII Entities, the General Partner, and the Issuer (the "Second Amending Parties"), pursuant to which the VSA was amended to terminate the earliest of (x) the Expiration Date (as defined in the VSA), (y) the date of any amendment to the Merger Agreement (as defined in the VSA) that adversely affects the rights of any Axar Entity without the written consent of the Axar Entities, and (z) October 1, 2019.

The foregoing description is a summary of the VSA Second Amendment, and such summary does not purport to be complete, and thus is qualified in its entirety by reference to the full text of such document, which is referenced as Exhibit 9 to this Schedule 13D and is also incorporated herein by reference.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

	(a)	The percentages used in this Schedule 13D are calculated based upon 38,260,471 Common Units reported to be outstanding as of March 29, 2019 in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission on April 3, 2019.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Units and percentage of the Common Units beneficially owned by each of the Reporting Persons.

	(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

	(c)	Information concerning transactions in the Common Units effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference.
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated, as follows:

The Reporting Persons may be deemed to have economic exposure to an additional 1,536,717 Common Units pursuant to certain cash-settled equity swaps each between an Axar Vehicle and a broker-dealer counterparty. The cash-settled equity swaps shall continue until terminated as elected by the parties, and currently have an initial reference termination date of June 20, 2022. The reference prices for such swaps range from $3.1227 to $7.5565. The Reporting Persons do not have voting power or dispositive power with respect to the Common Units referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 9:	Second Amendment to the Voting and Support Agreement, dated April 30, 2019 (incorporated by reference to Exhibit 10.2 of the Form 8-K, filed by the Issuer on May 1, 2019).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2019

AXAR CAPITAL Management, LP
By: Axar GP, LLC, its General Partner
By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD

CUSIP No. 86183Q100	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

Transactions in Common Units of the Issuer During the Last 60 Days

The following table sets forth all transactions in the Common Units effected by the Reporting Persons in the past sixty days. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
03/08/2019	7,221	3.7435
03/11/2019	4,980	3.6950
03/12/2019	415	3.6900
03/14/2019	5,976	3.7481
03/15/2019	1,328	3.7276
03/18/2019	377	3.7500
03/19/2019	13,778	3.7460
03/20/2019	14,608	3.7388
03/22/2019	15,023	3.7400
03/25/2019	6,142	3.7082
03/26/2019	12,284	3.7314
03/27/2019	9,296	3.7440
03/28/2019	9,378	3.7458